                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                     Wells-Gardner Electronics Corporation
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                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                   949765101
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                                 (CUSIP Number)


                               Austin L. Hirsch
 Sachnoff & Weaver, Ltd., 30 South Wacker Drive, Suite 2900, Chicago,IL 60606
                             Phone Number:(312)207-6467
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               August 30, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   949765101             13D                       PAGE  2 OF  14 PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS
    James J. Roberts, Jr., individually and as Trustee of the James J. Roberts Trust UTA Dated 01-23-91
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [O]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [O]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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                7   SOLE VOTING POWER
  NUMBER OF
                    589,856
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    24,333
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    589,856
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     630,303

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [O]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN

--------------------------------------------------------------------------------

CUSIP NO. 949765101               13D                        PAGE  3 OF 14 PAGES
         ---------------------                                     --   --
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1   NAMES OF REPORTING PERSONS
    James Industries, Inc.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [O]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [O]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois

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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    630,303
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     630,303

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [O]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 949765101               13D                        PAGE 4  OF 14 PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS
    John R. Blouin
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [O]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [O]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    24,333
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    589,856
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    24,333
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     630,303

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [O]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER
        This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Wells-Gardner Electronics Corporation ("Wells-Gardner"), which has its principal office at 2701 North Kildare Avenue, Chicago, Illinois 60639.

ITEM 2. IDENTITY AND BACKGROUND
        The following is a description of each of the persons filing this
Schedule 13D (each, a "Reporting Person"). The business address of each Reporting Person is 1619 Colonial Parkway, Inverness, Illinois 60067. Each individual Reporting Person is a citizen of the United States. During the last five years, none of the Reporting Persons nor, to the knowledge of the corporate Reporting Person, any of its executive officers or directors, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (a) James J. Roberts, Jr. individually and as trustee of the James J. Roberts Trust UTA Dated 01-23-91 (the "Trust").

            James J. Roberts, Jr. is the Chief Executive Officer and Treasurer and sole member of the Board of Directors of James Industries and a director of Wells-Gardner.

        (b) James Industries, Inc.

            James Industries, an Illinois corporation, is a sales representative organization serving the electronics and computer industries. The principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of James Industries are set forth in Appendix A.

        (c) John R. Blouin is the President of James Industries, Inc. and a director of Wells-Gardner.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
        N/A

ITEM 4. PURPOSE OF TRANSACTION
        Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by it for investment purposes. The Voting Rights Agreement (as defined below) was entered into by the Reporting Persons for the purpose of pooling their votes for the election of directors for Wells-Gardner.

        The Reporting Persons have no present plans or proposals which relate to or would result in any of the following: (i) the acquisition by any person of additional securities of Wells-Gardner, or the disposition of the securities of Wells-Gardner; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Wells-Gardner or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of Wells-Gardner or any of its subsidiaries; (iv) any change in the present board of directors or management of Wells-Gardner, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as noted below; (v) any material change in Wells-Gardner's business or corporate structure; (vi) any material change in the present capitalization or dividend policy of Wells-Gardner; (vii) any other material change in Wells-Gardner's business or corporate structure; (viii) changes in Wells-Gardner's articles of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Wells-Gardner by any person; (ix) causing a class of securities of Wells-Gardner to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (x) a class of equity securities of Wells-Gardner becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (xi) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        To the extent that the responses in this Item 5 relate to persons other than the Reporting Persons, such responses are qualified in that they are made to the best knowledge of the Reporting Persons.

        The percentage calculations set forth in this Item 5 are based on 4,516,465 shares of Common Stock outstanding as of July 31, 1999.

        Mr. Roberts beneficially owns directly (i) 34,420 shares of Common Stock individually, including 28,011 shares of Common Stock issued as a dividend on April 13, 1999, 400 shares issued as of May 1, 1999 and 809 shares issued as of September 1, 1999; (ii) 16,114 shares of Common Stock that may be acquired within 60 days pursuant to outstanding stock options, and (iii) 555,436 shares of Common Stock as trustee of the Trust. The 605,970 shares of Common Stock beneficially owned by Mr. James represent approximately 13.4% of the outstanding Common Stock as of July 31, 1999. Including the 24,333 shares of Common Stock beneficially owned by the other Reporting Persons, Mr. Roberts may be deemed to beneficially own 14.0% of the outstanding Common Stock as of July 31, 1999.

        Mr. Roberts has the sole power to dispose of or to direct the disposition of 589,856 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement (as defined below).

        James Industries does not directly own any shares of Common Stock. Including the 630,303 shares of Common Stock owned by the other Reporting Persons, James Industries may be deemed to beneficially own 13.6% of the outstanding Common Stock as of July 31, 1999.

        James Industries does not have the sole power to dispose of or direct the disposition of any shares of Common Stock.

        Mr. Blouin beneficially owns directly (i) 24,333 shares of Common Stock, including 1,100 shares of Common Stock owned by him in joint tenancy, 1,075 shares of Common Stock issued as a dividend on April 13, 1999, 400 shares issued as of May 1, 1999 and 1,358 shares issued as of September 1, 1999; and (ii) 16,114 shares of Common Stock that may be acquired within 60 days pursuant to outstanding stock options. The 40,447 shares of Common Stock beneficially owned by Mr. Blouin represent less than one percent of the outstanding Common Stock as of July 31, 1999. Including the 589,856 shares of Common Stock beneficially owned by the other Reporting Persons, Mr. Blouin may be deemed to beneficially own 14.0% of the outstanding Common Stock as of July 31, 1999.

        Mr. Blouin has the sole power to dispose of or to direct the disposition of 24,333 shares of Common Stock. The power to vote or direct the vote of such shares is shared pursuant to the Voting Rights Agreement (as defined below).

        Except as noted above, the Reporting Persons have not, and to the best knowledge of James Industries, none of the persons listed in Appendix A hereto has, effected any transactions in shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER
        Beneficial ownership of the shares of Common Stock was acquired pursuant to a Voting Rights Agreement executed by and among each of the Reporting Persons and Wells-Gardner on August 30, 1999 (the "Voting Rights Agreement"), whereby the Reporting Persons agreed to vote their shares of Common Stock at each election of directors for such slate of nominees as the Executive Committee of the Wells-Gardner Board of Directors shall designate, provided that neither Mr. Blouin nor Mr. Roberts shall be a nominee, stand for election or serve as a member of the Board of Directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        Exhibit 1 Written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k).

        Exhibit 2 Voting Rights Agreement dated as of the 30th day of August, 1999, by and among each of the Reporting Persons and Wells-Gardner.

SIGNATURE

        After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 29, 1999

JOHN R. BLOUIN

/s/ John R. Blouin


SIGNATURE

        After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 29, 1999

JAMES INDUSTRIES, INC.

/s/ John R. Blouin
Name:  John R. Blouin
Title: President


SIGNATURE

        After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  October 29, 1999

JAMES J. ROBERTS, JR., INDIVIDUALLY
AND AS TRUSTEE OF THE JAMES J.
ROBERTS, JR. TRUST UTA DATED
01-23-91

/s/ James J. Roberts

        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1041)

                                    EXHIBIT 1

                AGREEMENT REGARDING JOINT FILING OF SCHEDULE 13D

        The undersigned agree that the Statement on Schedule 13D to which this Agreement is attached is filed on behalf of each one of them pursuant to Rule 13d-1(k)(1)(iii). This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall together constitute one instrument.

Dated: October 29, 1999                              JOHN R. BLOUIN


                                                     /s/ John R. Blouin
                                                     --------------------------

                                                     JAMES INDUSTRIES, INC.


                                                     /s/ John R. Blouin
                                                     --------------------------
                                                     Name:  John R. Blouin
                                                     Title: President


                                                     JAMES J. ROBERTS, JR.
                                                     INDIVIDUALLY AND AS
                                                     TRUSTEE OF THE JAMES J.
                                                     ROBERTS, JR. TRUST UTA
                                                     DATED 01-23-91


                                                    /s/ James J. Roberts, Jr.
                                                     --------------------------

                             VOTING RIGHTS AGREEMENT

        This AGREEMENT dated as of the 30th day of August, 1999, by and among John R. Blouin ("Blouin"), Wells-Gardner Electronics Corporation, an Illinois Corporation (the "Company"), James Industries, Inc., an Illinois corporation ("JI"), and James J. Roberts, Jr. individually and as trustee of the James J. Roberts, Trust, UTA Dated 01-23-91 (collectively, "Roberts") (each of Blouin, JI and Roberts, a "Shareholder");

        WHEREAS, Roberts and Blouin own beneficially all of the outstanding Capital Stock of JI and Roberts owns beneficially 588,647 of the issued and outstanding Common Shares of the Company (which Common Shares, together with any Common Shares of the Company hereafter acquired by Roberts of JI are hereinafter referred to as "Roberts' Common Shares");

        WHEREAS, all of such Roberts' Common Shares are pledged to various pledgees as collateral for loans; and

        WHEREAS, the Shareholders deem it to be in their mutual best interest and in the best interests of all of the Company's shareholders that an agreement be entered into concerning the voting of the parties' Common Shares for the directors of the Company; and

        WHEREAS, the Company is amending its Sales Representative Agreement (the "Representative Agreement") with JI, Roberts and Blouin concurrently with the execution hereof;

        NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements contained herein, it is hereby agreed as follows:

        1.     Voting For Directors.

        (a) Until Termination of the Representative Agreement (as hereinafter defined) or December 31, 2003, whichever shall first occur, the Shareholders shall vote (and, if applicable, shall direct all pledgees to vote) their Common Shares of the Company at every election of the directors of the Company, for the election of such slate of nominees as the nominating committee of the Board of Directors (or if there is no nominating committee, then such other committee, or the Board of Directors, as the case may be, performing such function) shall designate. Until Termination of the Representative Agreement or December 31, 2003, whatever shall first occur, neither Roberts nor Blouin shall be a nominee, stand for election or serve as a member of the Board of Directors.

        (b) The obligations of the parties under this paragraph 1 shall terminate with respect to any Common Shares of the Company which they transfer in a bona fide sale or exchange for value.

        (c) The obligations of each of the parties under this Agreement shall also be binding upon any of their transferees, except as otherwise provided herein.

        2. Death. Within ninety (90) days after the death of each Shareholder, the executor or administrator of any Shareholder's estate and the successor trustee of any party shall notify the Company of the provisions of his will and the provisions of a trust, if any, governing the distribution of that Shareholder's Common Shares. Such executor or administrator and successor trustee and all beneficiaries and heirs, devises and legatees of such party, shall be bound by the provisions of paragraph 1 hereof.

        3. Additional Definition. "Termination of the Representative Agreement" shall be deemed to occur if such agreement terminates under paragraph 14 thereof, except that in the event of a termination of the Representative Agreement by the Company under paragraph 14(c) thereof, for purposes of this Agreement, Termination shall be deemed to occur on the later to occur of (a) December 31, 2003, or (b) at the end of any additional period for which the Representative Agreement had then been automatically renewed under paragraph 14(a) thereof.

        4. Endorsement on Stock Certificates. All certificates representing Common Shares shall be endorsed as follows:

           "The voting of the shares representated hereby are subject to restrictions and agreements contained in an agreement dated as of August 30, 1999, by and among Wells-Gardner Electronics Corporation and certain of its shareholders, a copy of which is on file with the Secretary of Wells-Gardner Electronics Corporation."

        5. Termination and Amendment. Anything to the contrary notwithstanding, this Agreement shall terminate and have no further effect on the earlier of (a) any act or event which provides for termination elsewhere in this Agreement, or
(b) the Termination of the Representative Agreement, or (c) December 31, 2003. This Agreement may be altered, amended or terminated (except as otherwise provided herein) at any time only pursuant to an agreement in writing, executed by or on behalf of the Company, JI and such of the other parties hereto (or their successors).

        6. Entire Agreement. This Agreement constitutes the entire agreement and final understanding of the parties with respect to the subject matter hereof and supersedes and terminates any and all prior voting agreements, prior and/or contemporaneous communications and/or agreements between the parties, whether written or verbal, express or implied, direct or indirect, relating in any way to the subject matter hereof including, but not limited to the Voting Agreement dated April 26, 1994, the Voting Rights Agreement dated February 29, 1996 and the Voting Rights Agreement dated December 9, 1998.

        7. Notices. All notices, offers and acceptances hereunder shall be in writing and shall be deemed to be communicated (except as otherwise provided herein) when delivered in person or deposited in the U.S. Mail, postage prepaid, by registered mail, addressed to the party concerned at the address appearing on the Company's records or at such other or additional place as such party may designate by notice given in accordance with the provisions hereof to the other parties.

        8. Benefit. This Agreement shall be binding as provided herein upon the parties, their heirs, devisees, legatees, beneficiaries, legal representatives, successors and assigns.

                                   * * * * * *

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

WELLS-GARDNER
ELECTRONICS CORPORATION                              JAMES INDUSTRIES, INC.


By: /s/Anthony Spier                                 By: /s/James J. Roberts
---------------------                                --------------------------


                                                     /s/James J. Roberts
                                                     --------------------------
                                                     JAMES J. ROBERTS, JR.


                                                     /s/James J. Roberts
                                                     --------------------------
                                                     JAMES J. ROBERTS, JR., AS
                                                     TRUSTEE OF THE JAMES J.
                                                     ROBERTS, JR. TRUST UTA
                                                     DATED 01-23-91


                                                     /s/John R. Blouin
                                                     --------------------------
                                                     JOHN R. BLOUIN